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MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1667 K Street, NW, Suite 200
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Walter Costenbader 860-997-4160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Ave, Ste 200	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos Lane, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Taylor Financial Services, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange

Subscribed and sworn
to before me
this 15 day of Feb. ~~2016~~ 2017

Notary Public

YOUNG WAN CHOI
COMM. #2012121
NOTARY PUBLIC • CALIFORNIA
ORANGE COUNTY
Comm. Expires April 8, 2017

Signature

CEO
Title

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [x] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Taylor Financial Services, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND INDEPENDENT AUDITORS' REPORT

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Taylor Financial Services, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES CPA PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Members of
Taylor Financial Services, LLC
Washington, DC

We have audited the accompanying statement of financial condition of Taylor Financial Services, LLC as of December 31, 2016, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Taylor Financial Services, LLC at December 31, 2016 in conformity with principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Taylor Financial Services, LLC will continue as a going concern. As discussed in Note 6 to the financial statements, conditions exist, which raise substantial doubt about its ability to continue as a going concern.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 24, 2017

Taylor Financial Services, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	25,204
Prepaid Expenses		925
TOTAL ASSETS	$	26,129

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Due to related party	$	6,300
Accounts Payable	$	6,573
Total current liabilities	$	12,873
MEMBER'S EQUITY		13,256
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	26,129

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
Taylor Financial Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provided strategic business services to major corporations and businesses globally.

Since the Company is an LLC, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation
The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is an LLC and has chosen to be treated as a partnership for federal and state income tax purposes. All income or losses will be reported on the individual members' income tax returns. Accordingly, no provision for income taxes is provided in the financials statements.

Revenue Recognition
The Company generates its revenue primarily by advising clients on mergers, acquistions, and divestitures. Revenues for these services are transaction based. Revenues and expenses are recorded on the accrual basis.
In 2016, the Company generated no revenue.

Cash and Cash Equivalents
Cash and cash equivalents included investments in money market funds and investments in certificates of deposit with maturities of less than 90 days.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations
The Company maintains a cash account with PNC Bank. The balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2016, the Company did not have an uninsured cash balance.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $12,331, which was $7,331 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 104.40%.

4. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its parent (the "Parent"), wherein the Company reimburses the Parent for expenses paid on its behalf. These expenses include, but are not limited to, rent and administrative supplies. The amount outstanding to the Parent under the agreement as of December 31, 2016 is $6,300 and is reflected in the accompanying Statement of Financial Condition. The total rent expense is $12,600 for the year ended December 31, 2016.

5. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Commitments* (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2016.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

7. MATERIAL UNCERTAINTY AS TO GOING CONCERN

At December 31, 2016, the Company had member's equity of $13,256. The Company sustained material losses in prior years. These factors have created a material uncertaintyabout the Company's ability to continue as a going concern.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES CPA PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

Taylor Financial Services, LLC
Washington, DC

We have reviewed management's statements, included in the accompanying exemption report, in which Taylor Financial Services, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which Taylor Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i) and Taylor Financial Services, LLC stated that Taylor Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Taylor Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Taylor Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 24, 2017

TAYLOR FINANCIAL SERVICES, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

We, as members of management of Taylor Financial Services, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Taylor Financial Services, LLC

Carlos Lane
CEO